Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

MarkWest Energy Partners, L.P. Earnings Call

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of the Partnership by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding the Partnership’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of the Partnership’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the Partnership being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of the Partnership and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including the Partnership’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and the Partnership’s Report on Form 10-Q for the quarter ended September 30, 2015. These risks, as well as other risks associated with the Partnership, MPLX and the proposed transaction are also more fully discussed in the proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX and declared effective by the SEC on October 29, 2015. The Partnership has mailed the proxy statement/prospectus to its unitholders. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to the Partnership or MPLX or that the Partnership or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. The Partnership and MPLX does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Partnership by MPLX. In connection with the proposed acquisition, the Partnership and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from the Partnership by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, the Partnership and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction. Information about the Partnership’s directors and executive officers is set forth in the proxy statement for the Partnership’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and the Partnership’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the prospectus filed by MPLX on October 30, 2015 and the related Registration Statement on Form S-4, which was declared effective by the SEC on October 29, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. To the extent holdings of Partnership securities have changed since the amounts contained in the definitive proxy statement filed by the Partnership, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from the Partnership and MPLX using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CORPORATE PARTICIPANTS

Frank Semple MarkWest Energy Partners LP - Chairman, President & CEO

CONFERENCE CALL PARTICIPANTS

Kristina Kazarian Deutsche Bank - Analyst

Michael Blum Wells Fargo Securities, LLC - Analyst

T.J. Schultz RBC Capital Markets - Analyst

James Carreker US Capital Advisors - Analyst

Christian RichardsonAnalyst

Unidentified ParticipantAnalyst

Heejung Ryoo Barclays Capital - Analyst

PRESENTATION

Operator

Welcome to the MarkWest Energy Partners’ third quarter 2015 earnings conference call.

(Operator Instructions)

This call is being recorded. If you have any objections, please disconnect at this time. I will now turn the call over to Mr. Frank Semple, Chairman, President, and Chief Executive Officer. Thank you. You may now begin.

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

Good morning and thanks to everyone for joining us today. The slides referenced during today’s call can be found on our website, and we invite you to read the disclosures on slide 2. Our discussion today will include forward-looking statements, and actual results may differ materially from our expectations. Factors that could cause actual result to differ are included here as well as in our filings with the SEC.

On slide 3 we’ve also included disclosures on the announced business combination between MarkWest and MPLX. We encourage you to carefully read the registration and joint proxy statements as they contain important information about the proposed merger. This merger, which I’ll discuss in a minute, will be the next major milestone for MarkWest. We’ve spent the last 13 years creating significant value for our customers and our unitholders. The strategic opportunities and commercial synergies created by this merger will be tremendous.

So, beginning with our operational and financial highlights on slide 4, our strong record of customer service continues to distinguish us as an industry-leading midstream company. For 2015, producers across the nation voted MarkWest number one for total satisfaction in the annual EnergyPoint research midstream survey. We’ve achieved this top ranking in every survey they’ve conducted since 2006. And our customers-focused culture, coupled with our operational excellence, are the main reasons for our successful organic growth strategy in high performance shale plays.

Total system volumes reached a new record of 5.8 billion cubic feet per day, an increase of 5% over last quarter and 28% from the same period of last year. Since June, we have increased our total processing capacity by over 18%, to 7 billion cubic feet per day. And we maintained average utilization of 75% during the third quarter.

Distributable cash flow was $176 million, and adjusted EBITDA was $230 million. We increased our quarterly distribution to $0.93 per common unit with a coverage ratio of 0.96 times, which was impacted by $5.3 million year to date of merger-related expenses. Without this nonrecurring cost our coverage ratio would have been just under 1 times.

From a commercial standpoint, we continue to complete new projects and execute major agreements in existing and new areas where we have synergies and our producers’ economics are compelling. We’re excited about the completion of an expansion at the Carthage complex in East Texas because our existing facilities at this location were operating at capacity. In addition, we announced new agreements to support the build-out of gathering in infrastructure for Ascent Resources’ dry gas development in the Utica shale and Newfield Exploration’s crude oil production from their prolific stack play in the Cana-Woodford.

Slide 5 highlights the key value drivers and the status of our merger with MPLX, the master limited partnership sponsored by Marathon Petroleum Corporation. This transaction will create a high-growth, diversified, investment grade MLP. Once the merger is completed MarkWest will become a wholly-owned subsidiary of MPLX. And our industry leading organic growth program will be combined with their expanding downstream logistics business and Marathon’s $1.6 billion of currently identified drop-down EBITDA.

As the largest refiner in the midwest and fourth largest in the nation, Marathon’s financial strength and operational capabilities and strong support as the general partner will drive tremendous opportunities. We expect the combined entity to generate a mid-20% compound annual distribution growth rate through 2019.

We have cleared important hurdles including HSR and SEC review. And last Friday we filed a definitive proxy statement. A special unitholder meeting has been set for December 1. And we are excited to complete the transaction and begin the important work of integrating our businesses, developing critical midstream projects for our customers, and delivering significant unitholder value.

Now, on slide 6 we illustrate the power of the strategic combination between MarkWest and MPLX, including the substantial growth opportunities for the Combined Company. MarkWest is the second largest processor in the US, operating in some of the most economic shale plays. The Combined Company, with the support of MPC, has the ability to expand our organic growth model and develop significant commercial opportunities. We anticipate the potential to deploy $6 billion to $9 billion of incremental capital investments beyond our estimated $1.5 billion in annual organic CapEx through 2020.

The opportunities for our two companies are especially strong in the northeast where the Marcellus and Utica are currently supplying almost a quarter of all total US natural gas production. And approximately $30 billion cubic feet per day of new pipeline projects are being developed to support future growth from the region. In addition to gas, the Northeast is forecasted to produce over 20% of total US NGL production by 2020, positioning the region as an important global energy and petrochemical hub.

We have built the premier midstream footprint in the Marcellus and Utica. And our facilities provide the critical link to connecting gas and liquids to downstream end markets, supporting the remarkable production growth the Basin has experienced over the past five years. We currently process and fractionate about three-quarters of total rich gas production in the Northeast, and our processed volumes have grown to over $3.7 billion cubic feet per day.

Now, the next phase of the infrastructure required in the region will extend from gathering, processing and fractionation and into projects that increase regional demand, and create access to both domestic and international markets. While we’re focused in the Northeast and Midwest, the Gulf Coast also provides extensive opportunities to develop midstream infrastructure to support Marathon’s significant refining and marketing operations.

Transitioning to our segment review, slide 7 summarizes the Marcellus, where we currently process and fractionate 90% of the rich gas production. And we continue to grow our position as the leading midstream service provider. We currently operate 3.8 billion cubic feet per day of capacity.

And while the rate of growth of Marcellus rich gas production has moderated due to the current commodity price environment, our total volumes in 2015 are expected to increase 40% over 2014, and we still expect volumes to increase by another 20% in 2016. As indicated, utilization was 77% during the third quarter even though we completed three additional gas plants at the very end of the second quarter. We will continue to complete facilities on a just-in-time basis to match capacity with the ongoing requirements of our customers.

Utilization of these new facilities will increase over our typical 12- to 18-month time frame as producer gas volumes continue to grow. As the largest processor and fractionator in America’s most productive shale resource, our CapEx continues to be focused on the rich gas areas. However, we’re also well-positioned to continue working with our producers’ development efforts in the core, dry gas areas of southwest Pennsylvania, and northern West Virginia.

Moving to slide 8, growth in our Utica segment remains very strong. Utica processed volumes increased by 22% over the last quarter, and we forecast an approximate 45% increase in volumes in 2016. We currently operate 1.3 billion cubic feet per day of processing in the rich gas core of the Utica, and by the end of this year we expect total processing capacity to be operating at approximately 85% utilization.

In addition to processing we continue expanding our infrastructure to support the efficient production and marketing of liquids. Our condensate stabilization facility in Cadiz, Ohio has become a key hub in the rich Utica and Marcellus. We support multiple parties at this facility, including Marathon, Gulfport and Twin Eagle. And our 23,000 barrel per day of capacity is nearly fully utilized with stabilized condensate being delivered to end users, both regionally and internationally. Ultimately, this high-value feedstock will be transported via the MPLX Cornerstone pipeline, a project that will be completed in late 2016.

On slide 9 you can see the dramatic growth of our Utica gas gathering partnerships with EMG and Summit. To date we’ve constructed 300 miles of pipeline and operate over 100,000-horsepower of field compression in six counties. Our gathered volumes have grown to over $750 million cubic feet per day for the third quarter. And we expect total gathered volumes to double from 2015 to 2016.

As shown on slide 10, we are well-positioned with two strategically located dry gas gathering hubs which we believe are in the best areas of the play. In May we began gathering Gulfport’s dry gas from southern Belmont and northern Monroe counties. And in August we announced an expansion of our Utica dry gas gathering infrastructure to support Ascent Resources.

Together with EMG we’ll construct a large-scale gathering system, primarily in Jefferson county. The ultimate design capacity of this new system is over $2 billion cubic feet per day with more than 250 miles of pipeline and 200,000 horsepower of compression. We have already begun our initial construction and expect to begin flowing gas by the end of this year.

We’re working with Ascent to optimize the capital required to support their drilling program, which will allow us to complete facilities on a just-in-time basis. Beyond gathering and processing we also remain focused on meeting our producer customers’ fractionation requirements.

On slide 11, we have included a combined overview of our Marcellus and Utica fractionation operations. During th he third quarter, total fractionation volumes exceeded 240,000 barrels per day. The vast majority of liquids the that we fractionate are propane and heavier volumes. And we operate 192,000 barrels per day of C3-plus capacity. Our facilities at Houston, Hopedale and Keystone are highly utilized, averaging 88% during the third quarter.

Ethane recovery continues to be critical for allowing our producers to meet residue gas quality pipeline specifications and fulfill existing downstream commitments. And we operate currently 134,000 barrels per day of de-ethanization capacity. Purity ethane produced in the Marcellus and Utica is already moving to petrochemical markets in Canada on Mariner West and to the Gulf Coast through the ATEX pipeline.

When Mariner East is completed, it will mark the first deliveries of purity ethane from the Northeast to the expanding petrochemical market in Europe. Northeast ethane will become an important supply source as world-scale cracker projects are developed in the Northeast and around the globe.

Moving to slide 12, we provide an overview of our Southwest business unit. As shown in the table, utilization of our facilities remains strong at 84% during the third quarter of 2015. In the Haynesville shale, producers remain very active. Our facilities in East Texas are highly utilized and gas volumes continue to grow. In order to support producers’ continued rich gas development we completed am expansion of the Carthage complex in October, increasing our total capacity in East Texas to 600 million cubic feet per day.

In Western Oklahoma, utilization of our processing facilities are benefiting from the rapid growth occurring in the highly economic Cana-Woodford shale. Producer activity in this area has increased significantly, as the multiple geological horizons of this play are generating strong results for oil and associated gas production.

We currently support Newfield’s development of their stack area. And in June we connected our Cana gathering assets to the Arapaho processing complex with a 60-mile high-pressure pipeline. We’ve continued to expand our gathering system and have connected over 50 wells. In addition, we recently executed a new agreement with Newfield to begin crude oil gathering in the same area.

In the Permian, we have started construction of our new Hidalgo plant to support Cimarex and Chevron in the Delaware Basin and we expect to being operations in the second quarter of next year. The Permian is the most prolific oil basin in the US, and production from the Delaware is rapidly increasing.

MarkWest’s focus on supporting producers in emerging shale plays began in Texas and Oklahoma, and we’re excited about the opportunity for continued growth throughout the Southwest. In 2016 we forecast average processed volumes will increase by approximately 20%, driven by growth in existing areas such as the Haynesville, as well as growth in new areas including the Cana-Woodford and the Permian.

Concluding our operational review, we’re very pleased on the continued optimization of our assets in today’s commodity price environment. Our full-service suite of assets in many of our nation’s best resource plays, together with the largest and most diverse producer customer base, continues to drive strong performance and the ability to generate stable growth over the long term.

Moving to our financial summary on slide 13, maintaining financial flexibility continues to be important given the current markets conditions. Today we have over $700 million of liquidity and during the third quarter we raised approximately $200 million of equity. We continue to utilize our at-the-market program to access the equity markets and in October we raised an additional $125 million.

Our CapEx deployment has slowed significantly and we’re well positioned to support our capital program through the middle of next year. In addition to our ongoing focus on capital optimization we have a number of options available to fund our growth capital program. These options include raising equity capital through the public and private markets, and utilizing the capital flexibility provided by our joint venture partners. As always, we will continue to focus our efforts maintaining a strong balance sheet, supporting our ongoing organic growth program, and achieving our long-term distribution growth objectives.

Turning now to our financial forecast on slide 14, our DCF and adjusted EBITDA forecast for 2015 remains unchanged. We expect DCF in a range of $700 million to $750 million. And our adjusted EBITDA forecast remains in a range of $925 million, to $975 million. We expect our 2015 capital expenditures to be approximately $1.6 billion, which is at the low end of our previous range of $1.5 billion to $1.9 billion.

We are also providing our 2016 forecast, which is based on our expectations for producer volumes, forecasted commodity prices and our strategy of deploying capital on a just-in-time basis. We forecast 2016 DCF in a range of $800 million to $875 million, and adjusted EBITDA in a range of $1.05 billion to $1.15 billion. We forecast 2016 CapEx will be in a range of $900 million to $1.5 billion. Included in our earnings release is our sensitivity tables showing the projected ranges of 2016 DCF based on our volume and NGL price forecast.

Fee-based economic has continued to increase, and is expected to be approximately 92% in 2016. For our commodity exposed margin, we maintain an active hedging program and are currently 25% hedged for 2016.

Transitioning to slide 15, you will see our successful history of growing the distribution. And we’ve been able to achieve a 10% compound annual growth rate since our IPO in 2002. We currently forecast a distribution growth rate of 4.3% in 2016, and expect to achieve an annual distribution growth rate of 8% to 10% from 2017 to 2020. Our distribution expectations are based on the projected producer drilling programs, as well as our forecasted commodity prices, which are in line with third-party sources such as Bentek, CAMI and PIRA.

In closing, the MarkWest team continues to focus on operational excellence and best-of-class customer service. And the merger with MPLX will create significant commercial synergies, financial flexibility and strategic growth opportunities. As a Combined Company, supported by the strong balance sheet, extensive drop-down inventory, and diverse asset base of Marathon Petroleum, we are exceptionally well-positioned to continue executing on behalf of our customers and deliver long-term value for our unitholders.

With that, Paul, I’ll open it up to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Kristina Kazarian.

Kristina Kazarian — Deutsche Bank - Analyst

Congratulations on the Newfield add. But first a question on the longer term. You lowered guidance for 2016, in the bottom end of the range for 2017-plus. What are the drivers in messaging here?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

You are correct, Kristina. We have lowered our guidance for 2016 and reconfirmed our ability to reach that 8% to 10% in 2017 through 2020. And, really, Kristina, that’s just a function of the current market conditions, primarily the significant reduction in commodity prices that has, as you know, impacted our producers’ CapEx in many of our areas, but specifically where it impacts us the most is up in the Marcellus and the Utica,

As you would expect, as our producer customers modify their CapEx, as a result of lower commodity prices, that has an impact on our operating income, our DCF and adjusted EBITDA in 2016. But clearly we expect the commodity price environment to improve moving into 2017. And that’s the reason why we still are messaging and confident in our ability to return to that 8% to 10% distribution growth rate.

Kristina Kazarian — Deutsche Bank - Analyst

Yes. And then it sounds like the Utica dry system — I know you talked about it earlier — is going well, especially with the August add of the Ascent contract. How should I be thinking about CapEx required to build the 2 BCF system? What’s the time frame to getting to full capacity and the potential for other commitments?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

You have picked up on the key term. Ultimately we are planning a system, designing a system that can accommodate 2 BCF, which is driven by the outstanding acreage position and the quality of the acreage by Ascent. So, pretty clear line of sight on the construction and development of the projects that are going to be required to support that. But that will be over a multi-year period of time.

For 2016, that’s going to be a very modest amount of money. Probably less than $100 million would be required to support the initial phase of construction. We’ll give you more information, Kristina, as we are moving into the year based on the performance of the wells, and also a sense, updates, on their drilling program.

Kristina Kazarian — Deutsche Bank - Analyst

And then can you talk about the NFX announcement? I know it’s near an existing rich gas system but it’s a bit of a step-out for you guys. With MPX as a potential parent should I be thinking about more crude gathering now that you have a dedicated downstream customer? Or am I thinking about that wrong?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

We’re very excited about the Newfield performance in their stack play. Certainly they started out strong with their drilling program, as I indicated in my formal comments. As you listen to Newfield describe their acreage position and the quality of their reserves in the stack play, these are outstanding wells and have great economics.

So, we’re very excited to extend and expand our relationship with Newfield, starting initially with the associated gas and moving into the oil transportation. As I said earlier, we’ve connected 50 wells, moving a lot of gas up to our Arapaho plant and getting close to connecting the oil transportation pipeline up near the Cushing area. So, yes, that’s all going very well.

Kristina Kazarian — Deutsche Bank - Analyst

And then last one from me, just a quick update on the merger process. I know I asked MPLX this one, too, but have you started out working with a proxy solicitor yet? And do we get interim updates as the process is going along or do we just find out the results at the very end?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

We have gone effective and mailed our proxies out and we’re in the solicitation process. And don’t plan to provide updates publicly, but stay tuned on the ongoing progress. It’s going well and we look forward to completed the merger.

Kristina Kazarian — Deutsche Bank - Analyst

Sounds great. Nice job on the new contract adds, guys.

Operator

Michael Blum.

Michael Blum — Wells Fargo Securities, LLC - Analyst

Thanks. Good morning, guys. The first question is, if I understand it correctly, the five-year guidance for growth CapEx is $1.5 billion per year as a baseline within the merger construct. But now 2016 you are saying is $900 million to $1.5 billion. So, does that mean each year now is $900 million to $1.5 billion or is it still the $1.5 billion going forward?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

It’s still the $1.5 billion over the five-year period that was discussed and provided in the S-4. Again, as I alluded to in my formal comments, the 2016 capital program is being designed and developed in support of the current producers’ drilling programs across our operating areas, but most of the CapEx, as you know, Michael, is being spent up in the Marcellus and Utica. So, we’ve had to temper our CapEx going into 2016.

As indicated on the slides, we have utilization in the mid- 0% range. So, we’re going to grow into that capacity, as the volumes continue to ramp up in the Marcellus and Utica. We’d like to be in that 90%-plus utilization range. The issue around the CapEx in 2016 is really ensuring that we are completing our future projects, our future gas plants, in particular, and fractionation facilities based on the volume ramp-up by the producers.

We just have this year where commodity prices have tempered the rate of growth. We have a lot of available capacity, we’re going to grow into that. And then as the commodity price environment improves in late 2016 and 2017. And, more importantly, when a lot of these pipeline projects, both gas and NGL projects come online later, for gas throughout 2016, and for natural gas liquids for the Mariner East 2 project coming online later in 2016, we see a significant improvement in netbacks to the producers later in the year. So, we’re very confident about being able to ramp back up to the $1.5 billion-plus of capital based on all of our organic growth and also our visibility into the producers’ drilling programs.

Our rich gas development, as you heard in my formal comments, is being complemented with additional dry gas development. So, we continue to be very confident about our ability to achieve a run rate of around $1.5 billion of CapEx for organic growth projects — again, not only from the Northeast but also down in our Southwest business unit. We’re very excited about the Permian, we’re very excited about the scoop and stack plays in Central Oklahoma, and just ongoing ramp up in East Texas around our Carthage facilities.

Michael Blum — Wells Fargo Securities, LLC - Analyst

Great. Thank you very much.

Operator

TJ Schultz.

T.J. Schultz — RBC Capital Markets - Analyst

Great. Maybe just following on the last point, if I look at the appendix in your presentation and that typical slide with projects under construction, it seems like some projects are pushed out a bit. And I understand the just-in-time nature approach. But, really, if you could generally comment on your discussions with producers to get some confidence level on this current time line or how much more visibility you still may need on 2016 producer plans to firm up a better sense of capital you deploy next year. So, maybe when you expect to narrow that range on CapEx for next year, which is pretty wide right now.

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

Sure, TJ. As you know from listening to the producers’ public comments during their third-quarter earnings calls, you are getting a sense of the timing and the status of their 2016 capital programs. They are starting to firm up those plans. But they are very much dependent on two things — the commodity price environment and the timing of the pipeline projects that I mentioned earlier, both gas and liquids.

In many cases, and as you always do, TJ, just go back and read the transcripts, but you will see that in many cases they are providing a pretty wide range themselves on CapEx, depending on those very same issues. Most of these producers in the Marcellus and the Utica have done a great job of optimization, of deploying technology, driving down their casts but also making decisions around firm capacity on these new projects to reach the premium markets for their gas and their liquids.

So, there’s a lot of dependencies on how the markets goes and dependencies on these projects, and that’s the reason again for the wide range of CapEx for our business. But we’ll continue, as we always do, to update you every quarter, and we’ll give you a much better picture at the end of our fourth quarter in terms of how 2016 is shaping up. But we do have a lot of visibility into their drilling programs, their decisions, driven by these factors all the way back to the type curves.

The good news here is that these positions that our producer customers have in all the areas that we operate are very economic. Many of the producers have hedges in place. And they continue to deploy capital to run their rigs, grow their business. But, as you know, they have to be in the right places and, fortunately, we happen to be located in some great shale plays, unconventional resource basins, as well as great some customers that are executing very well.

So, I feel pretty good about our 2016 forecast for CapEx. But you will see us making decisions on the timing of those plans to ensure that they do not come on too early, that we maintain high utilization rates and maximize our ability to grow our distributions.

T.J. Schultz — RBC Capital Markets - Analyst

Okay. Thanks. Just lastly, on guidance, if I read the various standalone scenarios in the deal proxy correctly you assume at least 1.1 times distribution coverage in 2017 and beyond, even in a low case, while still stepping up the distribution growth rate that you laid out. Is that coverage still the goal in the standalone scenario, or are there any changes in your low-case cash flow estimates that would impact coverage expectations?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

That’s still our goal, to maintain a 1 to 1.1 coverage ratio over the long term on a standalone basis.

T.J. Schultz — RBC Capital Markets - Analyst

Okay. Thank you very much.

Operator

Becca Followill.

James Carreker — US Capital Advisors - Analyst

Actually it’s James Carreker in for Becca. Big picture, just curious as to how you think about a rebound in commodity prices in 2017 to support the 8% to 10% distribution growth and the drilling plans of all the upstream producers. What does that mean to you guys?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

As far as the projections for the commodity price recovery that I mentioned earlier, the starting point for that perspective really comes from the broader macro view of the industry from a supply-demand standpoint that’s driving the projections for the major third parties that are providing those forecasts — Bentek, CAMI and PIRA. We utilize for the out years heavily to just help to bracket our forecast for commodity prices. As you know, we are expecting to see — the industry is expecting to see — recovery for natural gas liquids prices based on those forecasts.

Most importantly, James, the issue in the Northeast — again, where the majority of our capital is being spent — the most important issue are the netbacks to the producers based on the markets that they are able to access for their gas and their natural gas liquids, their purity products. Which we are, for the majority of the volumes being processed and fractionated in the Northeast, responsible for marketing the liquids in the Northeast for our producer customers. So, netbacks are very much impacted by the ability to continue to debottleneck the northeast NGLs.

And, as I mentioned in my formal comments there are a lot of new projects coming online. We are working every single day on small incremental projects to continue to improve the netbacks relative to Belvieu for those purity products for our customers.

The broader question for NGLs is the Belvieu recovery that we’re expecting, but also we’ll continue to talk how important it is for these new projects to continue to come online for natural gas liquids and natural gas residue that is so critical to continue to improve the margins and the netbacks for the producers in the area. And there’s a lot of help on the way. During BCF a day of new pipeline projects, almost 2 BCF this year has come online just over the last 12 months. And that’s helped tremendously in some areas of the Northeast basin.

The same issues on NGLs. Obviously ethane is in pretty good shape from a transportation and access to markets perspective. But the C3-plus purity products, the next big traunch of capacity to the water will be the Marine East 2 project. Actually Mariner East 1 is scheduled to be completed late this year and that will help, but Mariner East 2 will provide a significant improvement. As I said, we are, as you have seen in our public information we’re working on a number of other NGL transportation, logistics, marketing projects to help access the premium markets in 2016 and beyond.

James Carreker — US Capital Advisors - Analyst

Sure. I appreciate that color. And if I could prod you just a little bit to put some specifics around NGL prices, even if it’s Mont Belvieu and you assume away some of the bigger bottlenecks, and you get some longer-term solutions in there, can you put a range maybe on what an NGL barrel needs to be worth, even at Mont Belvieu to incentive these A&Ps to switch back to white gas?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

Let me just try to answer it this way. If we were trading at Belvieu today in the Northeast, the producers would be making very different decisions relative to the continuation of their rich gas development. The economics are so compelling in the Marcellus and the Utica for rich gas production and development that what we need to do is what I just described, we need to continue to work with our producer customers and other sponsors of pipeline and logistics projects to ensure that the purity products are trading closer to Belvieu.

If we were trading overall in 2016 at a Belvieu less transportation that was more along the lines of our historical basis differential, then dry gas would be much less of a factor in the producers’ capital programs. So, we’re obviously very sensitive to how we can impact that delta, that basis differential, and working on a number of projects.

The MPLX merger is a great example of our focus long term on how to improve the overall economics for our producer customers, not only in the Midwest and the Northeast but also in the Gulf Coast. We have the ability, with our customer relationships, our core operations, and with the merger completed, we’ll be able to not only drive a lot of these new projects — whether they are pipeline, transportation, logistic, projects or in-basin NGL projects, refined product projects, feed-stock projects such as condensate stabilization, additional natural gasoline capabilities, alkylate — we have the ability with the right partner, which is Marathon and MPLX, to driver those kinds of projects.

Belvieu is a key index, no doubt about it, but even if Belvieu stays flat for the next several years we have the ability and are working on projects on how to improve the netbacks by providing more in-basin capabilities demand through the projects that I’ve described, and also providing more access to premium markets, including exports on the Delaware river. All the above is necessary in the Northeast. And if we do that, then the producers’ drilling in the rich gas area, because of the fundamental economics, will be in great shape.

James Carreker — US Capital Advisors - Analyst

Thank you. I appreciate that. That’s all for me.

Operator

[Christian Richardson].

Christian Richardson Analyst

A question on the dry gas system. Frank, I appreciate you giving the initial sub $100 million spend. Is that the JV spend or is that MarkWest’s proportional? And, then, is that included in your 2016 CapEx outlook that you gave this morning?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

It is included in our CapEx forecast and it’s on a 8/8ths basis, so you can do the math around that.

Christian Richardson Analyst

Got you. Okay, that’s helpful. And then in terms of talking about the construction project slide, it looked like, in addition to some movement of several of the projects, a few that were slated to come online in Q4 previously are now looking to come online in Q1 2016, but you maintain the CapEx spend for 2015. I’m curious just how that aligns, what takes the place of that, or am I reading too much into the timing of when things come online?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

We provide that map in the appendix for that very reason, so you can see quarter to quarter how we’ve made adjustments in our timing. The major change I think is the Mobley facility, our Mobley gas plant. It moved through the year. Because of that wide range of CapEx guidance that we provided, it’s very critical that we keep you updated on how the timing of those plants will be impacted by the continued volume ramps of our producer customers. So, we’ll keep you updated.

James Carreker — US Capital Advisors - Analyst

Okay. Thank you very much.

Operator

Mr. Jeremy Tonet.

Unidentified Participant Analyst

It’s actually Andy on the line for Jeremy. I was hoping you could provide some commentary into the sequential decline in Marcellus processing volumes, and whether this was in line with your internal expectations, and what the near-term indicators you are looking to going forward that gives you comfort for your volume ramp assumptions.

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

It’s basically flat quarter over quarter and that was no surprise. Again, we are closely tied in to the producers’ forecasts and their drilling programs. But you are seeing some of this being a little bill choppy because of the point that I made earlier about downstream pipelines.

One of our producer customers, for instance, made the decision, and for good reason, to drill and not complete a number of wells, waiting on the completion of a new downstream pipeline. If you look back to our second quarter forecast we expected at that point in time to have those wells completed — and these are big wells, by the way — have those online by even the third quarter.

So, that one event — and there’s several more examples like that — have caused a flat result in the third quarter. But as we move into the end of the fourth quarter and into 2016, you will see a lot of these new projects coming online. I’m talking about residue projects as well as NGL projects. And many of those projects are committed with firm capacity from the producers. So, you will see the ramp-up return in the first quarter and we feel very confident about our ability to hit these volume numbers for 2016.

The producers, again, they are doing a great job of optimization. And it’s not just optimization around the well head. It’s optimization around their downstream commitments, market access, netbacks. So, you will see a lot of decisions being driven by all of those factors. We’ll keep you updated on how those decisions are being made and the impact on our forecast.

Unidentified Participant Analyst

That’s helpful commentary. Thank you. When you say you are linked into your customers’ production plans and you are side by side with them and you’re linked up, can you try to quantify the scope of that visibility? Do you have pretty good sense of a couple quarters out or is it a year out? I’m just trying to get a sense of when that can go dark and when your guess is as good as ours almost.

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

It’s a multi-year planning process, but it is continual. We are joined at the hip, for all the reasons that we have discussed. We depend on our producers and they depend on us. We have developed a process and relationship with our producers to ensure that we have a long-term view, recognizing that it changes weekly.

So, our forecasts are based on all that information that’s provided to us. It’s all proprietary but it’s based upon ensuring that we are there when they need us, and that we are not overbuilding, and we are able to optimize our capital, the same as they are doing. So, that visibility is really critical.

Unidentified Participant Analyst

Great. Sticking on the Marcellus Utica in this last question, the Eclipse gathering deal was clearly a nice addition to the backlog. First question — how much additional new business do you think is out there to win — non-existing customers? And then second part to the question is, given the resent shift in M&A and competitive landscape within your business lines in the Marcellus and Utica, do you worry about new or more aggressive competitors trying to expand in the area over the next few years for potentially fewer and fewer projects?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

I believe you meant the Ascent complement. But the Ascent transaction is a great example of how we are able to take our existing relationship with an existing customer, like Ascent, and grow that as they continue to expand their acreage positions, in this case in the Utica. Our initial Ascent relationship was based around their rich gas development program. As they continue to acquire acreage and complete their science and their decisions around expanding their drilling program, they came to us, and we came to them also, and just were a critical part of their discussions for what their requirements were going to be and how we were going to support their midstream requirements.

Having said that, we have relationships with all the major producers in the Marcellus and the Utica. They understand our capabilities. Those capabilities are full service, including the very critical issue that we spent a lot of time discussing today and that is the marketing of their commodities. Natural gas liquids are critical for their economics, so it’s very critical that we’re able to provide the full range of services for them.

But the Marcellus and the Utica combined are the largest-producing gas fields in the US. There are a lot of midstream companies that clearly have footholds and have capabilities in the Marcellus and Utica, and they have a clear intent, as we do, to continue to expand our market share. So, we wake up every day trying to figure out how to out-compete everybody else, and we have done a good job of that I think a big part of that is because of the relationships, because of the creditability we have, and this very complete set of assets that are so critical for the producer customers to maximize their investment.

Again, I’ve been talking about the Marcellus and Utica but that applies in all the areas that we operate. I can say the same things about why we were at the table and successful with the Hidalgo plant in the Permian. That really came from our reputation. Since we did not have core assets in that area, our reputation was a big part of our ability to expand our relationship with Cimarex and Chevron and build this gas plant outside there. So, yes, it’s a very competitive market. But, again, we feel like we’re in a very good position moving forward to continue to capture a significant part of the continued growth in these high-performance shale plays.

Again, I’ll come back to the MPLX merger. That is going to simply enhance our ability to compete. It’s going to allow us, with a stronger balance sheet, with a parent that is not only very supportive but also able to drive a significant amount of demand in the areas that Marathon operates in the Midwest and in the Gulf Coast. So we’re all about continuing to expand our set of tools, our set of capabilities to support the producer customers. And the merger that I’ve discussed is a really critical part of allowing us to not only drive those new projects but also participate in those projects from an investor perspective.

Unidentified Participant Analyst

Great. Thanks very much. Thanks for the Ascent correction. That’s it from us.

Operator

Helen Ryoo.

Heejung Ryoo — Barclays Capital - Analyst

Thank you. Good morning. Most of my questions were answered, but, Frank, I have a question, and this is more about the mechanics of how these things work rather than whether certain scenario would pan out or not. If there is a cash sweetener for the MPLX deal in the form of, let’s say, a special dividend or whatnot, could you do it without delaying the vote date? Or does it have to go through proxy and therefore it has to get refiled and push out the vote date?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

Helen, you probably will anticipate my answer. I just can’t comment. I’m not going to speculate on what may happen in the future. And I realize, Helen, you are asking about the mechanics, but it’s really inappropriate for me to comment on that at all.

I will say, though, that in the event that there is any new or additional information relevant to the merger that I spent so much time on talking about, as you know the SEC rules require supplements to the proxy to be filed and made available to the unitholders for their review. Again, I understand your asking about just the mechanics of the process, but I just can’t comment on anything that may or may not happen in the future.

Heejung Ryoo — Barclays Capital - Analyst

Okay. Understood. And then the question about the incremental $6 billion to $9 billion CapEx on the combined entity, would that CapEx, could that be spent as early as 2016? And, if so, what is your latest thought on who gets to spend that CapEx? Is it more likely to take place at the MPC level, given there’s a capital market issue going on right now, so maybe there’s not a whole lot of ability to take on too much CapEx, I mean go beyond the $1.5 billion upper end of the range that you’ve talked about. Maybe could you talk about this a little bit?

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

Sure, Helen. And maybe for the benefit of the other listeners, let me try to frame the $6 billion to $9 billion question up a little bit. That range of CapEx, driven by some very specific and very exciting projects, that really has been a part of our discussions with MPLX and Marathon, as we’ve talked about the significant value of the merger between MarkWest and MPLX.

We also have talked about, really, — the $6 billion to $9 billion has been one of the three major areas of growth, when you think about the combined entity on a pro forma basis being able to deliver this mid-20% compound annual growth rate for distributions for MPLX. Those three components include the $1.6 billion of drop-down EBITDA that have currently been identified, and that’s growing. The second component involves the point that was brought up earlier, the $1.5 billion of approximate organic growth CapEx coming from our growth engine around these high-performance shale plays.

The third component of the future growth of MPLX would be the ability to execute on a number of incremental projects, both NGL projects and natural gas projects, that are outside of our core area of capability from a balance sheet standpoint and, in some cases, outside of our capabilities just from the standpoint of operations and construction. And those are projects like the alkylization project that we, with MPLX and Marathon, have been talking about constructing at our Hopedale facility. So, the line of sight is pretty clear.

The $6 billion to $9 billion of projects have been a part of and a function of all of our discussions with Marathon and MPLX. Again, they range from the alkylization project to natural gas liquids pipeline projects to natural gas liquids terminal projects to additional condensate projects to propane de-hydrogenation projects in the Northeast and maybe other areas, olefin projects down in the Gulf Coast, perhaps at our Javelina facility. A lot of these are in planning stages but as we roll out from the merger and we complete the integration of the two companies, then you will hear more and more about the status of these projects. But it is very achievable.

Your question about where these projects get financed, Marathon and MPLX, Gary Heminger has been clear in their earnings calls that were conducted last week about their commitment to this merger, the support for this merger, the many areas that they feel will drive significant improvement in natural gas liquids pricing, and provide us a lot of growth opportunities together. On a standalone basis, MarkWest continues to drive a lot of organic growth. But, as you know, Helen, there is a limit to our balance sheet flex.

While a lot of these projects that I mentioned should get built and will get built, without a stronger balance sheet we will not be able to participate and drive those projects for our producer customers. So, the merger has been a key part of the ability to continue to drive the value of MarkWest Energy units in the marketplace, and also to improve the overall economics of our producer customers in all the areas that we operate. So, we’re excited about that.

I know that’s a lengthy answer but the financing part of this is really going to be a function of optimization, which balance sheet, on a go-forward basis, which balance sheet, whether it’s MPLX or MPC is best positioned to support those. Obviously we want to be as efficient as possible with the future MPLX balance sheet, and support as many of these organic growth projects and projects that we can on that balance sheet. But the support from MPC and the incubation, the ability to incubate projects at the MPC level is a critical part of the value proposition for this merger because MPC has the ability to, as they have done with others, drop down projects to finance at their level and then ultimately drown those down to the MLP.

So, there’s a lot of financial, operational and commercial synergies that are a result of this merger. And, again, we’re just really focused on getting to the finish line, completing the merger, start the integration of the two companies, and really continuing with the development of all these projects, whether they are organic, whether they’re drop-down or they are, like I said, these incremental up-side projects that are so critical to the marketplace.

Heejung Ryoo — Barclays Capital - Analyst

My last question is, on your revised long-term distribution growth guidance, which got adjusted down a little bit from 10% to 8% to 10%, longer term, how much of that is volume-driven, your volume forecast driven versus a cost of capital driven? Because since you have started to lay the long-term guidance, your cost of capital has gone up quite a bit, especially on the equity side. So, so I don’t know how much of that is putting pressure on that number. Maybe you could talk about that a little bit, please.

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

Certainly the forecast in those out-years is a function of many things, but it’s primarily driven by volumes. It’s primarily driven by the producers’ continued success in the areas that we operate. I touched previously on all the reasons that we are comfortable with our volume forecast that drives that distribution growth.

But we have also, Helen, certainly looked at the standalone yield that MarkWest would trade at in those out years. As you would expect, we run sensitivities around all those major factors. Again, we’re more focused right now on getting through this merger and ensuring that we can execute on this set of projects and growth opportunities, because it’s not only important for our unitholders but it’s really important for our producer customers to have a partner with MPLX, with MarkWest being a key part of that equation, who can continue to drive value for their drilling programs in the areas that they operate.

Heejung Ryoo — Barclays Capital - Analyst

All right. Got it. Thank you very much, Frank.

Operator

All right. I’ll turn the call back to Mr. Frank Semple for the closing remarks.

Frank Semple — MarkWest Energy Partners LP - Chairman, President & CEO

Thank you, everyone, for joining us on the call today. We very much appreciate your interest and continued support of MarkWest. And, as always, please give us a call if you have any additional questions. Thank you.

Operator

That concludes today’s conference call. Thank you all for participating. You may now all disconnect.